Exhibit 16

May 18, 2007

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Ladies and Gentlemen:

We have reviewed the disclosures made by Satellite Security Corporation (the “Company”) in its Current Report on Form 8-K which is to be filed on May 18, 2007 with the Securities and Exchange Commission (“SEC”).

Pursuant to Item 304(a)(3) of Regulation S-B, we are required to furnish the Company with a letter addressed to the SEC stating whether or not we agree with the statements made by the Company in the Form 8-K regarding our dismissal as the principal accountants of the Company and, if not, stating the respects in which we do not agree.

We agree with the statements made by the Company with respect to us in Item 4.01(a) of the Form 8-K regarding our replacement as the principal accountants of the Company.

Very truly yours,

/s/ Tauber & Balser P.C.
Tauber & Balser P.C.